

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Lynn Kirkpatrick, Ph.D.
President, Chief Executive Officer & Director
Ensysce Biosciences, Inc.
7946 Ivanhoe Avenue, Suite 201
La Jolla, California 92037

      Re: Ensysce Biosciences, Inc.
          Registration Statement on Form S-1
          Filed October 25, 2021
          File No. 333-260478

Dear Dr. Kirkpatrick:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Life Sciences

cc: David I. Meyers, Esq.